Exhibit 21.1

Cesca Therapeutics List of Subsidiaries

1.	ThermoGenesis Corp. Wholly-owned by Cesca Therapeutics Inc. Incorporated in the state of Delaware

2.	TotipotentRX Wholly-owned by Cesca Therapeutics Inc. Incorporated in India

3.	CARTXpress Bio Inc. Majority-owned (80%) by ThermoGenesis Corp. Incorporated in the state of Delaware